October 19, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attn:	Tonya K. Aldave
John Dana Brown

Re:	Pagaya Technologies Ltd.
Amendment No. 4 to the Registration Statement on Form F-1 Filed October 19, 2022
File No. 333-266228

Dear Tonya K. Aldave and John Dana Brown:

On behalf of our client, Pagaya Technologies Ltd., an Israeli corporation (the “Company”), we are writing to provide the Company’s responses to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated October 11, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Amendment No. 3 to the Registration Statement on Form F-1, filed on October 3, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 4 to its Registration Statement on Form F-1 (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff in the Comment Letter and certain updated information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4 to the Registration Statement.

Amendment No. 3 to Registration Statement on Form F-1

Unaudited Pro Forma Condensed Combined Balance Sheet, page 68

1.
We note Pagaya consummated its previously announced business combination with EJFA on June 22, 2022.  Please note that a pro forma balance sheet is not required when an acquisition is already reflected in a historical balance sheet.  Revise your presentation accordingly. Refer to Regulation S-X 11-02 (a)(12)(c)(1).

Response: In response to the Staff’s comment, the Company removed the pro forma balance sheet and added the Unaudited Condensed Consolidated Statements of Financial Position as of June 30, 2022 and December 31, 2021 on page F-36 of Amendment No. 4.

2.	Please revise to include a pro forma condensed combined statement of operations for the interim period ending June 30, 2022. Refer to Regulation S-X 11-02 (a)(12)(c)(2)(i).

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 61 and 62 of Amendment No. 4.

Index to Financial Statements, page F-1

3.	Please revise to include unaudited financial statements that include footnotes for Pagaya Technologies Ltd. for the interim period ending June 30, 2022. Refer to Item 8.A.5 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-1 and F-36 - F-56 of Amendment No. 4.

* * *

Please do not hesitate to contact Andrea Nicolás at (212) 735-3416 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom

cc:	Richmond Glasgow, Pagaya Technologies Ltd.